UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 24, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

C O R R E C T I O N

The announcement of 23 August 2007 relating to the reduction in share capital of BHP Billiton Plc contained an error: BHP Billiton Limited was quoted as holding 37,511,714 of the ordinary shares in BHP Billiton Plc following the cancellation. The correct number of shares held by BHP Billiton Limited is 18,725,000, consequently the total number of treasury shares held by BHP Billiton Plc together with shares held by BHP Billiton Limited is 43,635,000, and the the number of BHP Billiton Plc ordinary shares in issue (excluding shares held as treasury shares and shares held by BHP Billiton Limited) is 2,284,390,288. A replacement announcement is set out below.

Issued by: BHP Billiton Plc
                 BHP Billiton Limited

To: London Stock Exchange
      Australian Securities Exchange

Cc: New York Stock Exchange
      JSE Limited
      Swiss Stock Exchange
      Deutsche Bank
      UBS Zurich

Date: 24 August 2007

For Release: Immediately

BHP BILLITON PLC - TRANSACTION IN SHARES

BHP Billiton Plc announces that, further to the resolution approved at the AGM held on 26 October 2006 relating to the reduction of share capital in BHP Billiton Plc by the cancellation of all the shares held by BHP Billiton Limited on 30 June 2007, 18,786,714 ordinary shares of BHP Billiton Plc were cancelled on 23 August 2007 and a sum of US$9,393,357 being equal to the reduction in share capital, was transferred to a special reserve. The total number of shares cancelled under the authorities granted at the AGM currently amounts to 140,121,714.

Following the above transaction, BHP Billiton Plc holds 24,910,000 of its ordinary shares as treasury shares and BHP Billiton Limited holds 18,725,000 of the ordinary shares in BHP Billiton Plc, for a total of 43,635,000 shares. The total number of BHP Billiton Plc ordinary shares in issue (excluding shares held as treasury shares and shares held by BHP Billiton Limited) is 2,284,390,288.

For further information, please contact:

Investor Relations Mark Lidiard Office: +44 (0) 20 7802 4156 Mobile: +44 (0) 77 6993 4942	Company Secretary BHP Billiton Plc Robert Franklin Office: +44 (0) 20 7802 4116 Mobile: +44 (0) 7824 302684	Company Secretary BHP Billiton Limited Jane McAloon Office: +61 3 9609 2445 Mobile: +61 409 214 397

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com
Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
Mobile: +44 7769 936 227
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 24 August 2007	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary